UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

1. Name of the Registrant: TG Therapeutics, Inc.

2. Name of person relying on exemption: CalSTRS Investments

3. Address of person relying on exemption: 100 Waterfront Place, MS 04, West Sacramento, CA 95605-2807

4. Written Materials: Attach written material required to be submitted pursuant to Rule 14a-6(g)(1).

California State Teachers’

Retirement System

Sustainable Investment and Stewardship Strategies

100 Waterfront Place

West Sacramento, CA 95605-2807

June 10, 2024

Dear Shareowner:

We are writing to you as fellow investors in TG Therapeutics (the “Company”) to notify you that CalSTRS is withholding its votes concerning the re-election of the following directors at the Company’s annual meeting on June 14, 2024: Laurence N. Charney, Yann Echelard, Kenneth Hoberman, Daniel Hume, Sagar Loniel, and Michael S. Weiss.

CalSTRS is a significant, long-term shareowner in the Company and has decided to vote against these six directors given the following governance concerns at the Company:

Insufficient board diversity

-	The Board of TG Therapeutics has failed to recruit board members with requisite skills and qualifications who are gender diverse.
-	Consistent with CalSTRS’ Corporate Governance Principles, we believe that board diversity can lead to better decision making, reduced risk, improved corporate governance and ultimately enhances the long-term performance and sustainability of the companies in our portfolio.
-	Board composition related to diversity should be considered by the board and the nominating committee. When considering board diversity in the director nomination process, the board should consider attributes such as skills, background, experience, perspective, gender, age, sexual orientation, gender identity, cultural, racial and ethnic compositions and historically underrepresented groups, that are most appropriate to the company’s long-term needs.
-	The National Association of Corporate Directors’ (NACD) 2019 Projections on Emerging Board Matters highlights, “The stakes for having the right people around the boardroom table have never been higher…Of particular concern are whether there is enough diversity in the boardroom, whether the board has the right combination of skills and how the board views director tenure.… [D]irectors are recognizing that board composition should support and reflect the strategic needs of the organization.”[1]
-	PwC’s 2023 Annual Corporate Directors Survey noted that 93% of Directors surveyed agreed that board diversity brought unique perspectives to the boardroom and 82% agreed that it enhanced board performance.[2]

[1] https://www.nacdonline.org/all-governance/governance-resources/governance-research/outlook-and-challenges/2019-governance-outlook-projections-emerging-board-matters/

[2] https://www.pwc.com/us/en/services/governance-insights-center/library/assets/pwc-gic-acds-2023.pdf

This is NOT a solicitation of authority to vote your proxy. Please DO NOT SEND us your proxy card. CalSTRS is not able to vote your proxies, and this communication does not contemplate such an event. This communication is meant to inform you about CalSTRS’ opinion and to give you valuable decision-making information when you review your shareholder proxy for the TG Therapeutics 2024 annual shareholders’ meeting.

6/10/2024

Lack of responsiveness to shareholders

-	TG Therapeutics’ board of directors has demonstrated a lack of responsiveness to investor requests to engage with the Company on board diversity concerns and we believe it is important to hold them accountable.

Shareholder dissent

-	At the 2023 annual meeting, shareowners representing over 59% of votes cast withheld support for directors Echelard, Hume, and Lonial. This is serious concern and we believe the nominating committee should be held accountable for issues raised by shareholders.

Compensation concerns

-	The compensation committee demonstrated poor responsiveness to the failed say-on-pay vote. In 2023, the company received approximately 37% support for its advisory vote on executive compensation at the annual general meeting. The company states they received feedback from stockholders during 2023, but does not disclose any engagement efforts, stockholder feedback or actions taken. The company states in its proxy, “[a]fter considering this input from our stockholders, as well as evaluating practices related to executive compensation by public companies generally, and our peer group specifically, the Compensation Committee believes that the core design of our executive compensation program is sound…”.

Lack of independent board chair

-	In 2020, more than half of S&P 500 boards (55 percent) split the chair and CEO roles, compared with 53 percent in 2019 and 40 percent in 2010.[3]
-	More companies are splitting the roles of CEO and Chair following governance crises or shareholder pressure.[4]
-	Companies are taking these actions to maximize management accountability and the independence of the board. Separating the chair and CEO positions reduces this conflict, and an independent chair provides the clearest separation of power between the CEO and the rest of the board. A board chaired by an independent director can avoid potential conflicts that occur with management oversight.

No Proxy Access

-	CalSTRS supports providing access to a company’s proxy by giving shareowners the ability to nominate directors to the board. We believe this is one of the most important rights for shareowners.

[3] https://www.spencerstuart.com/-/media/2020/december/ssbi2020/2020_us_spencer_stuart_board_index.pdf

[4] https://www.wsj.com/articles/when-things-get-tough-companies-split-chairman-ceo-roles-11572778801

This is NOT a solicitation of authority to vote your proxy. Please DO NOT SEND us your proxy card. CalSTRS is not able to vote your proxies, and this communication does not contemplate such an event. This communication is meant to inform you about CalSTRS’ opinion and to give you valuable decision-making information when you review your shareholder proxy for the TG Therapeutics 2024 annual shareholders’ meeting.

6/10/2024

No majority vote standard for director elections

-	CalSTRS supports a simple majority vote requirement in director elections, which promotes a sustainable system of governance that fosters director accountability and long-term value creation.

We believe that directors should be held accountable for demonstrating a lack of board responsiveness to shareowners’ concerns and engagement efforts on board diversity as well as other governance concerns. We encourage you to vote AGAINST the re-election of these six board members.

Please feel free to contact Rekha Vaitla, Investment Officer, CalSTRS, at revaitla@calstrs.com with any questions or concerns.

This is NOT a solicitation of authority to vote your proxy. Please DO NOT SEND us your proxy card. CalSTRS is not able to vote your proxies, and this communication does not contemplate such an event. This communication is meant to inform you about CalSTRS’ opinion and to give you valuable decision-making information when you review your shareholder proxy for the TG Therapeutics 2024 annual shareholders’ meeting.